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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
June 24, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 2 amends the Form CB submitted to the Securities and Exchange Commission by
KazakhGold Group Limited on June 27, 2011.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 17, 2011.*

2.	Investor Presentation, dated June 17, 2011.*

3.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated June 27, 2011. *

4.	Private Exchange Offer Document, dated June 27, 2011. *

5.	ADS Form of Acceptance with respect to Level I American Depositary Shares of OJSC Polyus Gold, dated June 27, 2011. *

6.	Share Form of Acceptance with respect to common shares of OJSC Polyus Gold, written in English and Russian, dated June 27, 2011. *

7.	Letter to Clients holding shares of common shares, nominal value 1.00 ruble per share ("Polyus Shares"), including Polyus American Depositary Shares ("Polyus ADSs") representing Polyus Shares of OJSC Polyus Gold ("Polyus Gold"), dated June 27, 2011. *

8.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share ("Polyus Shares"), including Polyus American Depositary Shares ("Polyus ADSs") representing Polyus Shares of OJSC Polyus Gold ("Polyus Gold"), dated June 27, 2011. *

9.	Regulatory News Service Announcement, dated June 27, 2011. *

* Previously filed.

10.	Regulatory News Service Announcement, dated July 8, 2011.

11.	Notification Letter, dated July 8, 2011.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or distributed to U.S. holders.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by KazakhGold Group Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on June 20, 2011.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

July 8 , 2011

(Date)

AN EXCELLENT OPPORTUNITY FOR YOU AS A POLYUS GOLD SECURITY HOLDER Important Information You Need to Know July 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus which is available on the KazakhGold website, www.kazakhgold.com

The release, publication or distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. The terms and conditions of the Private Exchange Offer (as defined below) are contained solely in the Private Exchange Offer Document, and the related Forms of Acceptance and accompanying documents, as they may be amended or supplemented from time to time. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which is published in accordance with the Prospectus Directive and made available on the KazakhGold website, www.kazakhgold.com. The Private Exchange Offer is being made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus Securityholders are advised to read carefully the formal documentation in relation to the Private Exchange Offer once it has been dispatched. The Private Exchange Offer is made solely through the Private Exchange Offer Document and the related Forms of Acceptance, which will contain the full terms and conditions of the Private Exchange Offer.

Neither this document nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This document and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to herein does not, and is not intended to, constitute a public offer in Russia. The depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for admission to “placement” or “public circulation” in Russia.

Notice to U.S. investors

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. NEITHER THE SEC NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN CONNECTION WITH THE PRIVATE EXCHANGE OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE PRIVATE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

It is important for U.S. securities holders to be aware that the Private Exchange Offer is made for securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those in the United States. In particular the financial information of Polyus Gold incorporated by reference (if any) has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S.

The KazakhGold shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the U.S. Securities Act of 1933 and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the U.S. Securities may not be offered or sold in the U.S. absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of KazakhGold to be made in the U.S. would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about KazakhGold and management, as well as financial statements. KazakhGold does not intend to register any portion of the offering in the U.S. or conduct a public offering of the securities in the U.S.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

THE KAZAKHGOLD/POLYUS GOLD PRIVATE EXCHANGE OFFER

YOUR ACTION IS REQUIRED

This document highlights key information about the Private Exchange Offer segment of the proposed combination between OJSC Polyus Gold (“Polyus Gold”) and KazakhGold Group Limited (“KazakhGold”) (the “Proposed Combination”) as announced on 17th June 2011.

The Private Exchange Offer provides an excellent opportunity for you to swap your existing Polyus Gold common shares or ADSs (“Polyus Gold Securities”) into a single London listing in the same corporate group with enhanced liquidity.

If the Private Exchange Offer is successful, you will receive 17.14 KazakhGold GDRs for every Polyus Gold common share (or for every 2 Polyus Gold ADSs) that you tender.

If you are a holder of Polyus Gold common shares or ADSs you need to take action to exchange your Polyus Gold securities into KazakhGold Level I GDRs prior to the Expiration Time of the Private Exchange Offer1,2.

Please be aware the Private Exchange offer expires: 18th July 2011

You need to act now because Polyus Gold International (ex. KazakhGold) intends to terminate the Polyus Gold ADS programme upon the successful completion of the Proposed Combination[3].

If you have not received a copy of the Private Exchange Offer prospectus or if you need any assistance or have questions about exchanging your holdings, please call BNY Mellon, the Information Agent for the Private Exchange Offer, Toll Free, at +1-866-300-4353.

Exchanging your Polyus Gold Securities for KazakhGold GDRs is simple:

1.	If you hold Polyus Gold ADSs:

In order to accept the Private Exchange Offer you must:

For ADSs held electronically through DTC, Euroclear or Clearstream, arrange for the ADSs to be delivered to the DTC account of The Bank Of New York Mellon as the Exchange Agent, and an Agent’s Message to be transmitted; or

For ADSs held outside DTC, Euroclear or Clearstream, properly complete, sign and deliver the ADS Form of Acceptance, together with the American Depositary Receipts, if any, evidencing those ADSs and any other documents required by the ADS Form of Acceptance, to the Exchange Agent at the addresses specified in the Private Exchange Offer Document, in each case prior to 5.00 p.m., New York City time, on 18 July 2011[1].

2.	If you hold Polyus Gold common shares:

In order to accept the Private Exchange Offer you must:

	i.	Properly complete and sign a Share Form of Acceptance

	ii.	Deliver the properly completed and signed Share Form of Acceptance, together with all documents required to be attached to it, to Computershare at 8, Ul. Ivana Franko, Moscow, 121108, Russia

	iii.	Transfer (or procure the transfer) of the relevant number of the common shares to the securities account of KazakhGold,

in each case prior to 5.00 p.m., Moscow time, on 18 July 2011.

Further information in order to properly accept can be found in Section 3 (“Acceptance Procedures”) of the Private Exchange Offer Document, or the respective Form of Acceptances[4].

3.	If your Polyus Gold ADSs are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

In order to properly accept the Private Exchange Offer with respect to such ADSs, you must contact that entity and instruct them to accept the Private Exchange Offer on your behalf[5].

4.	If you hold Polyus Gold common shares and ADSs

Please follow the relevant procedures outlined above in 1) and 2) for the respective security to accept the Private Exchange Offer. Information can also be found in the respective sections of the Private Exchange Offer Document.

In addition to the above process[6], in order for your Form of Acceptance to be deemed complete please ensure that it contains correct and valid instructions for delivery of KazakhGold Level I GDRs, to which you will become entitled, which should be either:

i.	a DTC participant number and account[7]; or

ii.	a Euroclear participant number and account details[7]; or

iii.	a Clearstream participant number and account details[7]; or

iv.	a registration name and address.

If you take part in the Private Exchange Offer, you will receive KazakhGold Level I GDRs, which will be listed on the London Stock Exchange and traded OTC in the U.S., and to be renamed to Polyus Gold International Level I GDRs upon the successful completion of the Proposed Combination.

If you have not received a copy of the Private Exchange Offer Document or if you need any assistance or have questions about exchanging your holdings, please call BNY Mellon, the Information Agent for the Private Exchange Offer, Toll Free, at +1-866-300-4353.

You can also visit www.kazakhgold.com to review the prospectus, the Private Exchange Offer Document and Forms of Acceptance and for other helpful information about the Private Exchange Offer. Please take the time to read the documents carefully for complete information about the Private Exchange Offer.

PLEASE BEAR IN MIND – The Private Exchange Offer requires at least 16% of Polyus Gold's issued share capital being tendered for exchange into KazakhGold GDRs, or at least 94.8% of Polyus Gold's issued share capital when combined with the related irrevocable options. Following successful completion of the Private Exchange Offer, the Polyus Gold ADSs are expected to be delisted from the London Stock Exchange and ADSs program is expected to be closed. We therefore ask you to exchange your ADSs and shares as soon as possible.

THE PROPOSED COMBINATION OFFERS AN EXCELLENT
OPPORTUNITY FOR YOU TO ENJOY THE BENEFITS OF A MORE LIQUID
MARKET AND THE CONTINUED BENEFITS OF POLYUS GOLD’S STRONG GROWTH

DEAR POLYUS GOLD SHARE HOLDER,
DEAR POLYUS GOLD ADS HOLDER,

The Private Exchange Offer has been open for acceptances since 24th June 2011, and will expire on 18th July 2011. If the Proposed Combination is successfully completed you will receive 17.14 KazakhGold GDRs for every Polyus Gold share (or for every 2 Polyus Gold ADSs) that you tender.

We recommend that you take action now and exchange your Polyus Gold shares and ADSs for KazakhGold Level I GDRs.

The combination of Polyus Gold and KazakhGold is expected to provide substantial benefits to Polyus Gold shareholders, including:

Creating a leading UK listed gold company with a world class asset base
Increased visibility, enhanced liquidity and more transparent valuation
Strong margins, hedge free[8] and a net cash position of USD 301m8
Improved access to international capital markets
Ability to more efficiently raise new equity or debt to fund growth
Enhanced corporate governance, including appointment of additional independent directors
Unified market capitalisation and elimination of duplicative listings
Plan to seek to move to Premium Listing on London Stock Exchange, with potential for future re-rating

The Private Exchange Offer requires at least 16% of Polyus Gold's issued share capital being tendered for exchange into KazakhGold GDRs, or at least 94.8% of Polyus Gold's issued share capital when combined with the related irrevocable options. Following successful completion of the Private Exchange Offer, the Polyus Gold ADSs are expected to be delisted from the London Stock Exchange. We therefore ask you to exchange your ADSs and shares as soon as possible.

To exchange your Polyus Gold shares and Polyus Gold ADSs, just follow the instructions set out in this document, which is further explained in the Private Exchange Offer Document and the Forms of Acceptance. For more information, please call BNY Mellon, the Information Agent for the Private Exchange Offer, Toll Free, at +1-866-300-4353, or visit www.kazakhgold.com.

Thank you for your continued support and consideration,

Evgeny I. Ivanov
Chairman and CEO, KazakhGold
Board Member, Polyus Gold

The Private Exchange Offer for the Polyus Gold shares is scheduled to expire at: 5.00 p.m., Moscow time, on 18 July 2011.

The Private Exchange Offer for the Polyus Gold ADSs is scheduled to expire at: 5.00 p.m., New York time, on 18 July 2011.

You should be aware that DTC, Euroclear, Clearstream,
your bank or broker may have an earlier deadline for
receipt of your instructions. Please contact the person
responsible for your account to find out.

IF YOU NEED MORE ASSISTANCE OR INFORMATION?

Please call the KazakhGold Toll-Free Hot Line: +1-866-300-4353 Or visit www.kazakhgold.com

Endnotes:

1.	Please note that, in relation to Polyus ADSs, each of DTC, Euroclear and Clearstream will establish their own deadlines for giving instructions accepting the Private Exchange Offer, which will be earlier than the Expiration Time.
2.	Please further note that Share Forms of Acceptance relating to Polyus Shares must be submitted to Computershare and the transfer of Polyus Shares to the account of KazakhGold in the Register must occur by 5.00 p.m., Moscow time, on 18 July 2011.
3.	Following this, your untendered Polyus Gold ADSs will be converted into ordinary Polyus Gold shares, which are not equally liquid, which may make it difficult to realise value from their sale.
4.	If you hold Polyus Gold common shares please refer to the Share Form of Acceptances; if you hold Polyus Gold ADSs please refer to the ADS Form of Acceptance.
5.	Any such firm may establish an earlier deadline to act in order to instruct it to accept the Private Exchange Offer on your behalf.
6.	Please further note that if you are registered or located in the Russian Federation you will be required to confirm that you satisfy the legal definition of “qualified investor” under the Russian Securities Market Law and provide the confirmatory documentation together with your Form of Acceptance to Computershare, if you are accepting the Private Exchange Offer in respect of your Polyus Shares, or to the BNYM, if you are accepting the Private Exchange Offer in respect of your Polyus ADSs. The list of documents required is specified in the Private Exchange Offer Document and the Forms of Acceptance.
Each PEO participant that is established and registered, located or resident in the Russian Federation must consult with its legal advisors to determine whether they satisfy the definition of “qualified investor”.
7.	Also including contact details at the bank/brokerage firm.
8.	As of 31 December 2010.

For immediate release	8 July 2011

Publication of Notification Letter Regarding Proposed Combination

KazakhGold Group Limited (“KazakhGold”) announces that on 8 July 2011 it published a Notification Letter regarding the proposed combination of KazakhGold with OJSC Polyus Gold announced on 17 June 2011 (the “Proposed Combination”). A copy of the Notification Letter is available for download from KazakhGold’s website at: http://www.kazakhgold.com.

Further information is available from:
Alexey V. Chernushkin, Director, CM and IR
Evguenia V.Buydina, IR manager
+44 (0) 208 528 1450
+44 (0) 208 528 1020
ir@kazakhgold.com

Anton A. Arens, PR Director
+44 (0) 208 528 1450
+44 (0) 208 528 1020
anton.arens@kazakhgold.com

General

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO CANADA, AUSTRALIA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF RELEVANT LAWS OR REQUIRE REGISTRATION THEREOF.

This document is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the Prospectus which is available on the KazakhGold website, www.kazakhgold.com.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not "qualified investors" (as defined in the Russian Federal Law No. 39-FZ dated 22 April 1996 “On the Securities Market”, as amended) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The shares or depositary receipts of KazakhGold have not been registered in the Russian Federation and are not intended for "placement" or "public circulation" in Russia.

The Private Exchange Offer referred to in this announcement is made to existing Polyus Gold securityholders outside of the Russian Federation, Canada, Australia, Japan and any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof, who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Gold securityholders inside the Russian Federation that are “qualified investors” under Russian law.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style.

The shares of KazakhGold to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer is made for securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that KazakhGold may purchase Polyus Gold securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.